THE INFLUENCE BOARD

A Modern Approach to the Management of Unsolicited Meeting Requests that's Efficient and Gracious


InfluenceBOARD
For the heart behind every suit.
Joining profitability and philanthropy to create a new meaning.

influenceboard.com Denver, CO

Technology | Fintech & Finance | B2B | SaaS | Service

Highlights

1. Secure meetings faster by incorporating Corporate Social Responsibility and Social Impact
2. A unique Win/Win/Win for Business Leaders, Salespeople and Charities.
3. Issued a Process Patent for "Securing Meetings by Donating to Charity"!
4. Each dollar invested acts as a force multiplier to generate a new source of funds for charities.
5. Strong market adoption, growing from 1,500 executives on our platform in 2022, to over 57,000 today.
6. Vendors see the "quality" of conversations improving dramatically based on exploring shared values.
7. Secured a strategic partnership with one of the largest sales training companies, Sandler.
8. Salespeople see 20% - 40% meeting acceptance rates - unheard of for "cold-outreach"

Our Team



Jay Allen CEO

Founded 12 High-Level Networks of Influential People in the US and Europe



Brad Fehn Board Member and President

4x CEO, 5x Board Member, former CPA and CFA, 13 year cancer survivor.

A Modern Approach to Sales Outreach

"Getting the Meeting" is often the most difficult part of the sales process, and the greatest single determinant to making a sale. We worked with the *hardest-to-access* business leaders to come to agreement on the ideal way to get in their doors - the process that they would actively participate in and endorse. They wanted just three things:

- Pre-filter the meeting requests for relevancy against my needs and interests
- Limit, even the relevant requests, to a manageable number
- Incorporate a "social impact" each time I accept a new exploratory meeting

The Influence Board is designed and endorsed by business leaders as the preferred "cold-outreach" process to secure a meeting. We see meeting acceptance rates in the 20% - 40% range which is unheard of for cold outreach sales processes.

Profitability and Philanthropy are no longer rivals. The Influence Board brings them together in a unique Win/Win/Win solution. It's a win for the executives being able to get exposure to filtered, relevant conversations. A win for the salespeople who are able to quickly secure meetings they could never have gotten cold-calling, and a win for the charities as they tap into an entirely new revenue stream in the form of business development budgets.

InfluenceBOARD

Maximizing the Charitable Impact of a Business Leader's Time

A Unique Platform with the Ability to Convert Billions of Dollars in Marketing Budget into Charitable Donations



There's Consensus on the Business Problem

One thing is Crystal Clear... Everyone is Searching for a Better Way to Have Key Targeted Meetings

- The Salespeople hate cold outreach – the 95%+ rejection day-in and day-out is soul crushing
- The Business Leaders hate receiving it – it's a huge business distraction



Is There a Viable Alternative?

We asked 100 Sr. Officers from Major Companies to propose a solution to cold-calling that they would endorse.

Their proposed solution was surprisingly simple, yet elegant...

A NEW PARADIGM IN SALES OUTREACH

They insisted on 3 capabilities:

1. Pre-screen meeting requests for relevancy
2. Limit the number of "relevant" meeting requests to a manageable number
3. Incorporate a "Social Benefit" derived for each meeting accepted



Our 3 Stakeholders

Business Leader
Limit and filter vendor meeting requests, while securing meaningful donations for each meeting accepted

Meeting Requester
Secure 1-hour sales meetings with over 100,000 hard-to-access business leaders



Worthy Causes
Access to a new source of charitable donations through vendor marketing budgets

Right Time. Right Place.

THE FOUNDERS HAVE BUILT 11 MAJOR NETWORKS OF INFLUENTIAL PEOPLE IN THE PAST 22 YEARS

CXO
Sr. Officers of the major companies, heads of PE/VC, Political Leaders, and other people of influence

The HR100
The Chief HR Officers of the largest employers



CXO: CIO/CTO Group
400+ CIOs/CTOs from top companies in CO, UT, AZ, MN, TX

The CFO100
The CFOs from the largest public and private companies in CO, UT, AZ, MN, TX

Get Meetings Faster, Close Deals Sooner, and Make the World a Better Place.

The Future of Business Development

After years of testing, and refinement by the executives, they proudly present...

InfluenceBOARD

Pre-qualified, executive-level sales meetings with a 10x higher meeting acceptance rate.



EXECUTIVES

Business Leader Growth

InfluenceBOARD



120,000
100,000
80,000
60,000
40,000
20,000
0
Projected
100,000
52,000+ as of today
52,069
893
1,621
2020
2021
2022
2023
Executives

VENDORS

Meeting Requester Growth

InfluenceBOARD

SANDLER

- Partnership Agreement signed January 2023
- Sandler trains over 50,000 salespeople each year
- Largest sales training company in the U.S.
- Sandler has agreed to facilitate meetings with their major competitors as well



A powerful win-win-win cold outreach strategy for your sales team designed by executives.
OUR VISION

A Breakthrough Sales Tool

The single most effective* way for a salesperson to secure a meeting with an influential business leader.

Intellectual Property

Patent Application

Initial Patent Application filed in 2020.



Key Claims

In early 2022, we received notice that several of our key claims have been approved!

Growth

We continue to aggressively add to our patent protections as opportunities are presented.

InfluenceBOARD

Revenue Model



ADMINISTRATIVE FEE

17% per transaction (Ave. transaction size of $425)

This fee is in addition to the meeting value so that the entire meeting value is donated to charity.

PREMIUM SERVICES

Fee ($8k-$12k/mo)

Retained Services to accelerate adoption and sales meetings for high-priority sales prospects

VENDOR SUBSCRIPTION FEE

Fee ($49-$500/mo)

Enhanced services for subscribers

DATA VALUE

Aggregated information on current and future purchase interests for thousands of high-level executives from major companies

InfluenceBOARD

Key Milestones

COMMERCIALLY LAUNCHED - JANUARY 2020

1. First 900 Executives onboarded by August 2020.
2. Association adoption and viral growth models implemented 2021.
4. 2023-finalized Partnership with largest sales training company and in active discussions with Largest Enterprise CSR Platforms.

3 Exceeded 50,000 Executives onboarded as of July 2022 and secured Patent on "securing meeting by making donation".

5 As of the end of Q2 2023, projecting to reach EBITDA break-even.

What the Future Holds

- We are swiftly and clearly on track to reach over 100,000 business decision makers on the platform.
- Our engagement with large vendor/sales networks is progressing well.
- As we surpass 50,000 executive participants, our valuation gains significance (recent transactions valued equity at over $100M). Reaching 100k-300k executives on the platform within the next 12-18 months is plausible.

Note: Forward-looking financials are projections and not guaranteed

Investment Overview

ANGEL ROUND

$1.7M

- Built MVP platform and BETA platform.
- Funded the integration of HubSpot, and development of all remaining items to exit BETA and commercially launch.
- Funded 3 years of operations to demonstrate scalability to 50,000 executive participants.

$50K

- Reached $50k+/mo in Revenue in May of 2023

CURRENT ROUND

$1M

What Executives are Saying

"When introduced to The Influence Board, it was one of those lightbulb, hallelujah moments because it creates the win-win-win framework."

MATT SCHWARTZ
CTO | SAGE HOSPITALITY

"I get inundated with emails from vendors, but I do want to have engaging conversations with tech companies and start-ups. Influence Board is allowing that to happen in a more trusted fashion."

SCOTT HICAR
CIO | BENCHMARK ELECTRONICS

What Vendors are Saying

"In just 30 days, I've had 17 meetings. I now have contracts in place with 3 accounts and opportunities with 5 more, with 5 meetings accepted that I still need to schedule."

BRIAN | SALES EXECUTIVE

"The number of executives who accepted my meeting requests was remarkable, and it happend in a fraction of the time it woudl have taken trying to cold-call! I'm a fan!"

NINA | SALES EXECUTIVE

"The process is simple! I secured several high-level, executive meetings much faster than cold calling. When a meeting I paid for didn't get scheduled – I got a full refund. I'll be using The Influence Board to secure more high-level sales meetings!"

CARLOS | SALES EXECUTIVE


Stop Cold Calling - There's a Better Way!
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GET MEETINGS FASTER, CLOSE DEALS SOONER, AND MAKE THE WORLD A BETTER PLACE
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Be A Fund Raising Hero
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